

Mail Stop 3561

December 19, 2016

Neal V. Fenwick
Chief Financial Officer
ACCO Brands Corporation
Four Corporate Drive
Lake Zurich, IL 60047

      **Re: ACCO Brands Corporation
             Form 10-K for the Year Ended December 31, 2015
             Filed February 24, 2016
             Form 10-Q for the Quarter Ended September 30, 2016
             Form 8-K dated December 8, 2016
             File No. 001-08454**

Dear Mr. Fenwick:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2016

Notes to the Condensed Consolidated Financial Statements

3. Acquisition, page 9

1. We note your purchase of the remaining 50% interest in your former joint-venture, Pelikan Artline, which you did not already own on May 2, 2016 that resulted in a $28.9 million gain due to the revaluation of your previously held equity interest. Please tell us, and revise your disclosure to discuss the significant assumptions including valuation technique(s) used in the valuation of the equity interest. See guidance in ASC 805-10-50-2(g) (3 and 4).

2. Please revise disclosures to provide a qualitative description of the factors that make up the goodwill recognized as required by ASC 805-30-50-1(a).

Form 8-K furnished December 8, 2016

3. We note your disclosure of Supplemental Combined Adjusted EBITDA, a non-GAAP measure which includes adjustments for projected savings from the Pelikan Artline and Esselte Acquisitions. We also note that you reconcile Pelikan Artline adjusted EBITDA and Esselte Adjusted EBITDA to the applicable net income amounts, however you do not reconcile Supplemental Combined Adjusted EBITDA to the most comparable GAAP measure. Please revise to reconcile this non-GAAP measure to the most comparable GAAP measure, as required by Regulation G. Please note that if the most directly comparable GAAP measure is a "pro forma" measure, it must be prepared and presented in accordance with Article 11 of Regulation S-X. See Question 101.02 of the Staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures updated May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure